Rule 424(b)(3)
                                                                   No. 333-67787

                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated June 4, 1999 and the Prospectus Supplement dated November 17, 1999. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of December 10, 1999, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after December 10, 1999, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company recently acquired an 89% interest in Courtyard Annex, L.L.C., a limited liability company whose sole purpose is to own and lease a Courtyard(R) by Marriott(R) Property located in the Center City area in downtown Philadelphia, Pennsylvania. The Property is located three blocks from the 1.3 million-square-foot Pennsylvania Convention Center, walking distance to a majority of the city's historical and cultural sites, and eight miles from the Philadelphia International Airport. The newly renovated, historic hotel Property, which commenced operations in late November 1999, has 498 guest rooms.

         In addition, the Company recently acquired a Residence Inn(R) by Marriott(R) Property located in the Sorrento Valley area of northern San Diego, California, in the suburb of Sorrento Mesa. According to Hospitality Valuation Services (HVS) data, the San Diego area has the third-highest concentration of telecommunication companies in the world, the fourth-highest concentration of biotechnology companies in the world, and more than 350 computer software development companies. The newly constructed hotel Property, which commenced operations in late September 1999, has 150 guest suites. The Company's interest in the Properties is focused on real estate only, not hotel operations. The Company targets Properties which are or will be leased on a long-term, triple-net basis in an attempt to produce consistent income for the REIT. The Company's portfolio now includes 11 Marriott-branded Properties in seven states.


                                  THE OFFERINGS

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in Gross Proceeds, from 5,567 stockholders, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced this offering of up to 27,500,000 Shares. As of December 10, 1999, the Company had received aggregate subscriptions for 27,404,819 Shares totalling $274,048,194 in Gross Proceeds, including 30,510 Shares ($305,103) issued pursuant to the Reinvestment Plan from its Initial Offering and this offering. As of December 10, 1999, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of Selling Commissions, marketing support and due diligence expense reimbursement fees and Organizational and Offering Expenses totalled approximately $245,400,000. The Company has used Net Offering Proceeds from the offerings to invest, directly or indirectly, approximately $136,500,000 in 11 hotel Properties, to pay $7,940,800 as deposits on seven additional hotel Properties, to redeem 5,885 Shares of Common Stock for $54,142 and to pay approximately $13,500,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $87,300,000 available to invest in Properties and Mortgage Loans.





December 17, 1999                                  Prospectus Dated June 4, 1999

                                    BUSINESS

PROPERTY ACQUISITIONS

         Courtyard(R) by Marriott(R) located in Philadelphia, Pennsylvania. On November 16, 1999, the Company acquired an 89% interest in Courtyard Annex, L.L.C. (the "LLC"), a limited liability company, a portion of which is indirectly owned by Marriott International, Inc., for $57,876,349. The sole purpose of the LLC is to own and lease the Courtyard by Marriott hotel Property located in Philadelphia, Pennsylvania (the "Philadelphia Downtown Property").

         The LLC acquired and renovated the Philadelphia Downtown Property, which is its sole asset. The LLC, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of seven years, five months and 14 days each.

o        The lease will require minimum rent payments of $6,500,000 per year.

o In addition to minimum rent, for each lease year after the second lease year, the lease will require percentage rent equal to seven percent of total hotel revenues, in excess of total hotel revenues for the second lease year.

o A security deposit equal to $3,150,000 will be retained by the Company as security for the tenant's obligations under the lease until lease year five, at which time such security deposit will be reduced to $2,000,000.

o The tenant has established a reserve fund which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the hotel Property (the "FF&E Reserve"). Deposits to the FF&E Reserve are made every four weeks as follows: 3% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the LLC as additional rent.

o Marriott International, Inc. will guarantee the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the Property exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $6,500,000.

o Five years after the hotel opening, the Company will have the right to obligate CBM Annex, Inc. (the minority interest owner in the LLC) to sell its 11% interest in the LLC and CBM Annex, Inc. will have the right to obligate the Company to purchase its 11% interest in the LLC for a price equal to 11% of the lesser of (a) an amount equal to the product of 8.5 multiplied by the "net house profit" (defined as total hotel revenues less property expenses) for the 13 period accounting year preceding the notice of the option exercise, and (b) the appraised fair market value.

         The estimated federal income tax basis of the depreciable portion of the Philadelphia Downtown Property is approximately $58 million.

         The Philadelphia Downtown Property is a newly renovated hotel which commenced operations in late November 1999. The Philadelphia Downtown Property is located in the Center City area in downtown Philadelphia and has 498 guest rooms. Other lodging facilities located in proximity to the Philadelphia Downtown Property include a Marriott(R) Hotel, a Doubletree Hotel, a Wyndham Hotel, an Embassy Suites, a Crowne Plaza, a Hawthorne Suites, a Sheraton Hotel, an Omni Hotel and a Holiday Inn.

         Residence Inn(R) by Marriott(R) located in Mira Mesa, California. On December 10, 1999, the Company acquired the Residence Inn located in Mira Mesa, California (the "Mira Mesa Property") for $15,423,000 from Residence Inn by Marriott, Inc. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o        The lease will require minimum rent payments of $1,542,300 per year.

o In addition to minimum rent, for each lease year after the second lease year, the lease will require percentage rent equal to seven percent of room revenues, in excess of room revenues for the second lease year.

o A security deposit equal to $474,554 will be retained by the Company as security for the tenant's obligations under the lease.

o The tenant has established an FF&E Reserve. Deposits to the FF&E Reserve are made every four weeks as follows: 2% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. will guarantee the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the Property exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $,1542,300.

         The estimated federal income tax basis of the depreciable portion of the Mira Mesa Property is approximately $13.6 million.

         The Mira Mesa Property is a newly constructed hotel which commenced operations in late September 1999. The Mira Mesa Property is located in the Sorrento Valley area of northern San Diego, California, in the suburb of Sorrento Mesa and has 150 guest suites. Other lodging facilities located in proximity to the Mira Mesa Property include a Doubletree Hotel, a Wyndham Garden Hotel, an Embassy Suites, a Courtyard by Marriott and another Residence Inn.


PENDING INVESTMENTS

         As of December 10, 1999, the Company had initial commitments to acquire, directly or indirectly, seven hotel properties. These properties are two Courtyards by Marriott (one in each of Orlando, Florida, and Addison, Texas), one Fairfield Inn(R) by Marriott(R) (in Orlando, Florida), two SpringHill Suites(R) (one in each of Orlando, Florida, and Gaithersburg,
Maryland), one Residence Inn by Marriott (in Merrifield, Virginia) and one TownePlace Suites(R) (in Newark, California). The acquisition of each of these properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business - Description of Property Leases." In order to acquire all of these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.



                            Estimated Purchase    Lease Term and        Minimum Annual
Property                          Price           Renewal Options            Rent                      Percentage Rent
--------                          -----           ---------------            ----                      ---------------

Courtyard by Marriott              (2)         15 years; two ten-year  10% of the Company's total for each lease year after the
Orlando, FL (1)                                renewal options         cost to purchase the       second lease year, 7% of revenues
(the "Courtyard Little                                                 property                   in excess of revenues for the
Lake Bryan Property")                                                                             second lease year
Hotel under construction

Fairfield Inn by Marriott          (2)         15 years; two ten-year  10% of the Company's total for each lease year after the
Orlando, FL (1)                                renewal options         cost to purchase the       second lease year, 7% of revenues
(the "Fairfield Inn Little                                             property                   in excess of revenues for the
Lake Bryan Property")                                                                             second lease year
Hotel under construction

SpringHill Suites by Marriott      (2)         15 years; two ten-year  10% of the Company's total for each lease year after the
Orlando, FL (1)                                renewal options         cost to purchase the       second lease year, 7% of revenues
(the "SpringHill Suites                                                property                   in excess of revenues for the
Little Lake Bryan Property")                                                                      second lease year
Hotel under construction

Courtyard by Marriott          $17,085,000     approximately 20 years; 10.309% of the total cost  for the first and second lease
Addison, TX (3)(4)(5)                          three 15-year renewal   to purchase the property;  years, 7.75% of room revenues in
(the "Courtyard Addison                        options                 increases to 10.567% after excess of the second year pro
Property")                                                             the first lease year       forma revenues; and for the third
Hotel under construction                                                                          lease year and thereafter, 7.75%
                                                                                                  of room revenues in excess of the
                                                                                                  second year actual revenues

Residence Inn by Marriott      $18,816,000     15 years; two ten-year  10% of the Company's total for each lease year after the
Merrifield, VA (6)                             renewal options         cost to purchase the       second lease year, 7% of revenues
(the "Residence Inn Merrifield                                         property                   in excess of revenues for the
Property")                                                                                        second lease year
Hotel under construction




                           Estimated Purchase       Lease Term and          Minimum Annual
Property                         Price              Renewal Options              Rent                   Percentage Rent
--------                         -----              ---------------              ----                   ---------------

SpringHill Suites              $15,215,000     15 years; two ten-year  10% of the Company's total  for each lease year after the
Gaithersburg, MD (6)                           renewal options         cost to purchase the        second lease year, 7% of revenues
(the "SpringHill Suites                                                property                    in excess of revenues for the
Gaithersburg Property")                                                                            second lease year
Hotel under construction

TownePlace Suites              $13,600,000     15 years; two ten-year  10% of the Company's total  for each lease year after the
Newark, CA (6)(7)                              renewal options         cost to purchase the        second lease year, 7% of revenues
(the "TownePlace Suites                                                property                    in excess of revenues for the
Newark Property")                                                                                  second lease year
Hotel under construction




------------------------------------

FOOTNOTES:

(1)      The leases for the  Courtyard  Little Lake  Bryan,  the  Fairfield  Inn
         Little  Lake  Bryan  and  the  SpringHill   Suites  Little  Lake  Bryan
         Properties are expected to be with the same unaffiliated lessee.

(2) The anticipated aggregate purchase price for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties is approximately $100 million.

(3) The Company, together with an institutional investor, will indirectly acquire this hotel property (in addition to the Seven Hotels) through Hotel Investors. (See the section of the Prospectus and the Prospectus Supplement entitled "Property Acquisitions.")

(4) In connection with the acquisition of this property, Hotel Investors is expected to obtain approximately $8,776,000 in long-term, permanent financing to be used to fund a portion of the purchase price. Such financing will be secured by the property, bear interest at a market rate and be nonrecourse to Hotel Investors. (See the section of the Prospectus and the Prospectus Supplement entitled "Property Acquisitions.")

(5) In connection with the acquisition of this hotel property (in addition to the Seven Hotels), an investment of $15,000,000 in the Company and the acquisition of a ten percent interest in the Advisor by the institutional investor, the Advisor and certain of its Affiliates have waived or reduced certain fees otherwise payable by the Company. (See the section of the Prospectus and the Prospectus Supplement entitled "Property Acquisitions.")

(6) The leases for the Residence Inn Merrifield, the SpringHill Suites Gaithersburg and the TownePlace Suites Newark Properties are expected to be with the same unaffiliated lessee.

(7) The Company may be obligated to fund up to an additional $1 million in construction costs relating to this Property.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Pro Forma Consolidated Financial Information (Unaudited):

     Unaudited Pro Forma Consolidated Balance Sheet as of September
       30, 1999                                                               9

     Unaudited Pro Forma Consolidated Statement of Earnings for the nine
       months ended September 30, 1999                                       10

     Unaudited Pro Forma Consolidated Statement of Earnings for the year
       ended December 31, 1998                                               11

     Notes to Unaudited Pro Forma Consolidated Financial Statements for
       the nine months ended September 30, 1999 and the year ended
       December 31, 1998                                                     12

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Hospitality Properties, Inc. and subsidiaries (the "Company") gives effect to
(i) the receipt of $223,321,043 in gross offering proceeds from the sale of 22,332,104 shares of common stock for the period from inception through September 30, 1999, and the application of such funds to purchase two properties, to invest in an unconsolidated subsidiary which owned seven properties as of September 30, 1999, to redeem 3,000 shares of common stock pursuant to the Company's redemption plan, and to pay offering expenses, acquisition fees and miscellaneous acquisition expenses, (ii) the receipt of $50,727,152 in gross offering proceeds from the sale of 5,072,715 additional shares for the period October 1, 1999 through December 10, 1999, (iii) the application of such funds to acquire an 89 percent interest in a majority owned limited liability company, to purchase one property, to place a deposit on two additional properties, to redeem 2,885 shares of common stock pursuant to the Company's redemption plan, and to pay offering expenses, acquisition fees and miscellaneous acquisition expenses, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1999, includes the transactions described in
(i) above, from its historical balance sheet, adjusted to give effect to the transactions in (ii) and (iii) above as if they had occurred on September 30, 1999.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 1999 and the year ended December 31, 1998, includes the historical operating results of the properties described in (i) and
(iii) above from the date of their acquisitions plus operating results from (A) the later of (1) the date the property became operational or (2) January 1, 1998, to (B) the earlier of (1) the date the property was acquired by the Company or its unconsolidated subsidiary or (2) to the end of the pro forma period presented.

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999

                                                                                  Pro Forma
                        ASSETS                                  Historical       Adjustments               Pro Forma
                                                               --------------    ---------------         --------------

Land, buildings and equipment on operating leases                 $ 27,676,298     $ 84,857,743  (a) (b)   $112,534,041
Investment in unconsolidated subsidiary                             38,882,550               --              38,882,550
Cash and cash equivalents                                          118,019,624      (31,170,046 )    (b)     86,849,578
Restricted cash                                                        250,177               --                 250,177
Certificate of deposit                                               5,015,822               --               5,015,822
Due from related party                                                  24,743               --                  24,743
Receivables                                                             67,980               --                  67,980
Dividends receivable                                                 1,214,772               --               1,214,772
Loan costs                                                              60,141               --                  60,141
Accrued rental income                                                   80,523               --                  80,523
Other assets                                                         7,092,227         (389,147 )    (b)      6,703,080
                                                               ----------------   --------------         ---------------

                                                                 $ 198,384,857     $ 53,298,550            $251,683,407
                                                               ================   ==============         ===============

         LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses                               $   11,303       $   (1,200 )    (b)     $   10,103
Due to related parties                                                 495,704         (492,688 )    (b)          3,016
Security deposits                                                    1,417,500               --               1,417,500
                                                               ----------------   --------------         ---------------
       Total liabilities                                             1,924,507         (493,888 )             1,430,619
                                                               ----------------   --------------         ---------------

Minority interest                                                           --        7,150,000      (a)      7,150,000
                                                               ----------------   --------------         ---------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                              --                --                       --
    Excess shares, $.01 par value per share.
       Authorized and unissued 63,000,000 shares                             --                --                       --
    Common stock, $.01 par value per share.
       Authorized 60,000,000 shares; issued
          22,352,104 and outstanding 22,349,104
          shares; issued 27,424,819 and outstanding
          27,418,934 shares, as adjusted                               223,491           50,698      (b)        274,189
    Capital in excess of par value                                 198,470,016       46,591,740      (b)    245,061,756
    Accumulated distributions in excess of
       net earnings                                                 (2,233,157 )             --              (2,233,157 )
                                                               ----------------   --------------         ---------------
          Total stockholders' equity                               196,460,350       46,642,438             243,102,788
                                                               ----------------   --------------         ---------------

                                                                  $198,384,857     $ 53,298,550            $251,683,407
                                                               ================   ==============         ===============


                     See accompanying notes to unaudited pro
                    forma consolidated financial statements.




                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999


                                                                             Pro Forma
                                                        Historical           Adjustments             Pro Forma
                                                       -------------        --------------         --------------

Revenues:
    Rental income from operating
       leases                                             $2,255,968              $ 47,126    (1)      $2,303,094
    FF&E reserve income                                      194,301                 3,953    (2)         198,254
    Dividend income                                        1,826,818               461,106    (3)       2,287,924
    Interest and other income                              2,125,043              (219,052 )  (4)       1,905,991
                                                       --------------      ----------------       ----------------
                                                           6,402,130               293,133              6,695,263
                                                       --------------      ----------------       ----------------

Expenses:
    Interest                                                 239,922                    --                239,922
    General operating and
       administrative                                        415,245                    --                415,245
    Professional services                                     45,478                    --                 45,478
    Asset management fees to
       related party                                          87,146                24,392    (7)         111,538
    Other                                                      5,968                    --                  5,968
    Depreciation and amortization                            736,593                15,826    (8)         752,419
                                                       --------------      ----------------       ----------------
                                                           1,530,352                40,218              1,570,570
                                                       --------------      ----------------       ----------------

Earnings Before Equity in Loss of
    Unconsolidated Subsidiary After
    Deduction of Preferred Stock
    Dividends                                              4,871,778               252,915              5,124,693

Equity in Loss of Unconsolidated
    Subsidiary After Deduction of
    Preferred Stock Dividends                               (557,733 )            (144,635 )  (9)        (702,368 )
                                                       --------------      ----------------       ----------------

Net Earnings                                              $4,314,045              $108,280             $4,422,325
                                                       ==============      ================       ================

Earnings Per Share of Common Stock:
    Basic                                                   $   0.34                                     $   0.35
                                                       ==============                             ================
    Diluted                                                 $   0.33                                     $   0.35
                                                       ==============                             ================

Weighted Average Number of Shares
    Outstanding:
    Basic                                                 12,652,059                                   12,679,594
                                                       ==============                             ================
    Diluted                                               17,509,791                                   12,679,594
                                                       ==============                             ================




                     See accompanying notes to unaudited pro
                    forma consolidated financial statements.




                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1998



                                                                             Pro Forma
                                                       Historical           Adjustments             Pro Forma
                                                       ------------        --------------         --------------

Revenues:
    Rental income from
       operating leases                                  $1,218,500            $1,706,732  (1)        $2,925,232
    FF&E reserve income                                      98,099               140,000  (2)           238,099
    Dividend income                                              --               423,938  (3)           423,938
    Interest income                                         638,862              (609,975 )(4)            28,887
                                                       -------------      ----------------       ----------------
                                                          1,955,461             1,660,695              3,616,156
                                                       -------------      ----------------       ----------------

Expenses:
    Interest and loan cost amortization                     350,322               448,718  (5)           799,040
    General operating and
       administrative                                       167,951                92,733  (6)           260,684
    Professional services                                    21,581                    --                 21,581
    Asset management fees to
       related party                                         68,114               106,571  (7)           174,685
    Depreciation and amortization                           388,554               538,125  (8)           926,679
                                                       -------------      ----------------       ----------------
                                                            996,522             1,186,147              2,182,669
                                                       -------------      ----------------       ----------------

Earnings Before Equity in Loss
    of Unconsolidated Subsidiary
    After Deductions of Preferred
    Stock Dividends                                         958,939               474,548              1,433,487

Equity in Loss of Unconsolidated
    Subsidiary After Deduction of
    Preferred Stock Dividends                                    --               (56,464 )(9)           (56,464 )
                                                       -------------      ----------------       ----------------

Net Earnings                                              $ 958,939             $ 418,084             $1,377,023
                                                       =============      ================       ================

Earnings Per Share of Common Stock
    (Basic and Diluted) (10)                               $   0.40                                     $   0.51
                                                       =============                             ================

Weighted Average Number of Shares of
    Common Stock Outstanding (10)                         2,402,344                                    2,697,355
                                                       =============                             ================






                     See accompanying notes to unaudited pro
                    forma consolidated financial statements.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
                        THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Balance Sheet:

(a) The unaudited pro forma consolidated financial statements reflect the accounts of the Courtyard Annex, L.L.C. (the "LLC"), an 89 percent majority owned limited liability company. Minority interest represents the minority owner's proportionate share of the equity in the LLC. All intercompany balances and transactions have been eliminated.

         The balance sheet of the LLC as of the acquisition date, November 16, 1999, consisted of the following:

                  Assets
                    Land, buildings and equipment            $65,000,000
                                                             ===========

                  Equity                                     $65,000,000
                                                             ===========

(b) Represents gross proceeds of $50,727,152 from the sale of 5,072,715 shares during the period October 1, 1999 through December 10, 1999 and $31,170,046 in cash and cash equivalents, used (i) to acquire an 89 percent interest in the LLC and to purchase one property for $61,044,865 and $16,662,878, respectively, (which includes closing costs of $26,349 and $115,725, respectively, and acquisition fees and costs of $3,168,516 and $1,124,153, respectively, which had been recorded as other assets as of September 30, 1999), (ii) to pay acquisition fees and costs of $2,409,621 ($126,899 of which was accrued at September 30, 1999) which had been capitalized as other assets and to reclassify from other assets $2,009,947 of acquisition fees previously incurred relating to the acquired property, (iii) to make a $1,620,800 deposit on three additional properties, (iv) to pay selling commissions and offering expenses of $4,425,161 which have been netted against stockholders' equity (a total of $366,989 of which was accrued as of September 30, 1999), and (v) to redeem 2,885 shares of common stock for $26,542.

         The pro forma adjustment to land, buildings and equipment on operating leases as a result of (i) above was as follows:

                                                                         Acquisition
                                                                        Fees and Costs
                                                                         And Closing
                                                   Asset Value or      Costs Allocated
                                                   Purchase Price        to Investment             Total
                                                -------------------    -------------------    -----------------

              Courtyard Philadelphia in
                Philadelphia, PA
                    (See (a) above)                    $65,000,000             $3,194,865          $68,194,865

              Residence Inn Mira Mesa in Mira
                Mesa, CA                                15,423,000              1,239,878           16,662,878
                                                -------------------    -------------------    -----------------

                                                       $80,423,000             $4,434,743          $84,857,743
                                                ===================    ===================    =================


                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
               NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
                        THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Statements of Earnings:

(1) Represents adjustment to rental income from operating leases for the properties acquired by the Company as of December 10, 1999, (the "Pro Forma Properties"), for the period commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or
         (ii) January 1, 1998, to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented. The following presents the actual date the Pro Forma Properties were acquired or placed in service by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                              Date Pro Forma
                                            Date Placed       Property Became
                                            in Service        Operational as
                                          By the Company      Rental Property
                                          --------------      ---------------
     Residence Inn Buckhead (Lenox
       Park) in Atlanta, GA                July 31, 1998      January 1, 1998
     Residence Inn Gwinnett Place
       in Duluth, GA                       July 31, 1998      January 1, 1998
     Residence Inn Mira Mesa
       in Mira Mesa, CA                  December 10, 1999  September 20, 1999
     Courtyard Philadelphia Downtown
       in Philadelphia, PA               November 16, 1999   November 16, 1999

         Generally, the leases provide for the payment of percentage rent in addition to base rental income. However, due to the fact that no percentage rent was due under the leases for the Pro Forma Properties during the portion of 1998 that the Company held the properties, no pro forma adjustment was made for percentage rental income for the year ended December 31, 1998.

(2) Represents reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Pro Forma Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company as additional rent. In connection therewith, FF&E reserve income was earned at approximately $10,000 per month, per Pro Forma Property.

(3) Represents adjustment to dividend income earned on the Company's $37,978,272 investment at September 30, 1999, in the 9.76% Class B cumulative preferred stock of the unconsolidated subsidiary, for the period commencing (A) the later of (i) the date the properties owned by the unconsolidated subsidiary became operational by the previous owner or (ii) January 1, 1998, to (B) the earlier of (i) the date the properties owned by the unconsolidated subsidiary were acquired or (ii) the end of the pro forma period presented. The cash from the Company's investment, along with loan proceeds and funds from an institutional investor were used to purchase seven hotel properties which were operational prior to the Company's investment in the unconsolidated subsidiary. The following presents the actual date the unconsolidated

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
               NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
                        THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:

         subsidiary properties were acquired or placed in service by the unconsolidated subsidiary as compared to the date the unconsolidated subsidiary's properties were treated as becoming operational for purposes of the Pro Forma Consolidated Statements of Earnings:

                                                                               Pro forma
                                                                          Date Unconsolidated
                                                  Date Placed                 Subsidiary
                                                  in Service               Properties Became
                                                    By the                  Operational as
                                           Unconsolidated Subsidiary        Rental Property
                                           -------------------------        ---------------

           Residence Inn Las Vegas, NV         February 25, 1999             October 1, 1998
           Residence Inn Plano, TX             February 25, 1999             October 12, 1998
           Marriott Suites Dallas, TX          February 25, 1999             November 11, 1998
           Courtyard Plano, TX                 February 25, 1999             December 23, 1998
           Residence Inn Phoenix, AZ           June 16, 1999                 May 14, 1999
           Courtyard Scottsdale, AZ            June 16, 1999                 May 21, 1999
           Courtyard Seattle, WA               June 16, 1999                 May 22, 1999

(4) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts during the periods commencing (A) the later of (i) the dates the Pro Forma Properties and the unconsolidated subsidiary's properties became operational by the previous owners or (ii) January 1, 1998, through (B) the earlier of (i) the actual date the Pro Forma Properties and the unconsolidated subsidiary's properties were acquired or (ii) the end of the pro forma period presented, as described in Note (1) and Note (3) above. The estimated pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately four percent per annum by the Company during the year ended December 31, 1998 and the nine months ended September 30, 1999.

(5) Represents adjustment to interest expense incurred at a rate ranging from 8.05% to 8.8% per annum in connection with the assumed borrowings from the line of credit of $8,600,000 on January 1, 1998 for the period January 1, 1998 through July 31, 1998. Also represents amortization of the loan origination fee of $43,000 (.5% on the $8,600,000 from borrowings on the line of credit) and $19,149 of other miscellaneous closing costs, amortized under the straight-line method over a period of five years.

(6) The Company has incurred operating expenses which, in general, are those expenses relating to administration of the Company on an ongoing basis. Pursuant to the advisory agreement, CNL Hospitality Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap"). During the year ended December 31, 1998, the Company's operating expenses exceeded the Expense Cap by $92,733; therefore, the Advisor reimbursed the Company such amount in accordance with the advisory agreement. However, as a result of the increase in pro forma earnings for the year ended December 31, 1998, the Company's operating expenses no longer exceeded the Expense Cap. Therefore, this reimbursement was reversed for pro forma purposes.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
               NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
                        THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:

(7) Represents increase in asset management fees relating to the Pro Forma Properties and the investment in unconsolidated subsidiary for the period commencing (A) the later of (i) the date the Pro Forma Properties and the unconsolidated subsidiary's properties became operational by the previous owners or (ii) January 1, 1998, through (B) the earlier of (i) the date the Pro Forma Properties and the unconsolidated subsidiary's properties were acquired or (ii) the end of the pro forma period presented, as described in Notes (1) and (3) above. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value, including the investment in the unconsolidated subsidiary, as defined in the Company's prospectus.

(8) Represents incremental increase in depreciation expense of the building and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively.

(9) Represents adjustment to equity in loss of unconsolidated subsidiary after deduction of preferred stock dividends for the period commencing
         (A) the date the unconsolidated subsidiary's properties became operational by the previous owner, through (B) the earlier of (i) the date the properties were acquired by the unconsolidated subsidiary or
         (ii) the end of the pro forma  period  presented,  as described in Note
         (3) above. The following represents the Company's share of pro forma net earnings or loss after deduction of preferred stock dividends declared for the pro forma period ending:

                                                                        September 30,           December 30,
                                                                            1999                    1998
                                                                            ----                    ----

              Unconsolidated Subsidiary Pro Forma
                  Earnings Before Preferred Stock Dividends               $ 3,311,596              $ 752,368
              8% Class A Cumulative Preferred Stock
                  Dividends (institutional investor)                       (2,451,076)              (442,261)
              9.76% Class B Cumulative Preferred Stock
                  Dividends (the Company)                                  (2,287,925)              (423,938)
              8% Class C Cumulative Preferred Stock
                  Dividends (other investors)                                  (6,000)                (1,402)
                                                                      ----------------          ------------
              Pro Forma Net Loss of Unconsolidated Subsidiary

                  After Preferred Stock Dividends                         $(1,433,405)             $(115,233)
                                                                          ============             =========

              The Company's 49% Interest in the Pro Forma
                  Loss of the Unconsolidated Subsidiary                  $   (702,368)            $  (56,464)
                                                                         =============            ==========

(10) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the nine months ended September 30, 1999 and the year ended December 31, 1998.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
               NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
                        THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:

         As a result of two of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational since January 1, 1998, the Company assumed approximately 2,206,573 shares of common stock were sold, and the net offering proceeds were available for purchase of these properties. Due to the fact that approximately 1,929,115, of these shares of common stock were actually sold subsequently, during the period January 1, 1998 through May 21, 1998, the weighted average number of shares outstanding for the pro forma period was adjusted.

         In addition, as a result of the investment in the unconsolidated subsidiary being treated in the Pro Forma Consolidated Statements of Earnings as invested pro rata beginning on October 1, 1998 (the date the first property became operational), the Company assumed additional shares of common stock were sold and net offering proceeds were available for investment during the period October 1, 1998 through December 31, 1998 and the period January 1, 1999 through January 26, 1999. Due to the fact that approximately 857,020 of these shares of common stock were actually sold during the nine months ended September 30, 1999, the weighted average number of shares outstanding for the pro forma period was adjusted. Pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted, during the nine months ended September 30, 1999 and the year ended December 31, 1998.